Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016

November 14, 2016

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended September 30,		Nine Months Ended September 30,
U.S. dollars	Note	2016 $000’s (except per share amounts)	2015 $000’s (except per share amounts) (As restated – note 4, 9)	2016 $000’s (except per share amounts)	2015 $000’s (except per share amounts) (As restated – note 4, 9)
Revenues	6	270,846	247,327	845,458	779,119
Expenses	7
Selling		36,959	35,137	122,760	125,305
General and administrative		134,676	148,493	428,091	412,504
Financial		49,155	54,295	101,342	146,012
Gaming duty		26,829	30,468	83,682	79,625
Acquisition-related costs		—	91	199	220
Total expenses		247,619	268,484	736,074	763,666
Gain on sale of subsidiary		—	5,352	—	5,352
Loss from investments		(11,057)	(14,701)	(15,439)	(11,510)
Earnings (loss) from associates		(47)	(407)	644	(617)
Net earnings (loss) from continuing operations before income taxes		12,123	(30,913)	94,589	8,678
Income taxes		(400)	3,525	4,078	13,471
Net earnings (loss) from continuing operations		12,523	(34,438)	90,511	(4,793)
Net earnings from discontinued operations (net of tax)		—	63,585	—	232,174
Net earnings		12,523	29,147	90,511	227,381
Net earnings (loss) attributable to
Shareholders of Amaya Inc.		12,675	29,128	90,953	227,362
Non-controlling interest		(152)	19	(442)	19
Net earnings		12,523	29,147	90,511	227,381
Basic earnings (loss) from continuing operations per Common Share	8	$0.09	$(0.26)	$0.65	$(0.04)
Diluted earnings (loss) from continuing operations per Common Share	8	$0.06	$(0.26)	$0.47	$(0.04)
Basic earnings per Common Share	8	$0.09	$0.22	$0.65	$1.71
Diluted earnings per Common Share	8	$0.06	$0.15	$0.47	$1.14

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
U.S. dollars	$000’s	$000’s (As restated – note 4, 9)	$000’s	$000’s (As restated – note 4, 9)
Net earnings	12,523	29,147	90,511	227,381
Items that are or may be reclassified to net earnings
Available-for-sale investments – gain (loss) in fair value (net of income tax expense of $nil) (2015 - net of income tax expense (recovery) of ($202,000) and ($1,768,000) respectively)	3,825	(23,685)	9,083	(11,614)
Available-for-sale investments – reclassified to net earnings	2,181	(1,892)	2,181	(7,624)
Foreign continuing operations – unrealized foreign currency translation differences	(25,772)	2,172	(106,114)	122
Foreign discontinued operations – unrealized foreign currency translation differences	—	(5,561)	—	(3,647)
Foreign operations – foreign currency translation differences reclassified to net earnings upon disposal	—	4,295	—	6,818
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2015 - nil))	(27,557)	494	(72,614)	9,844
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2015 - nil))	24,631	(8,225)	67,222	(41,639)
Other	—	(3,391)	—	(5,432)
Other comprehensive loss	(22,692)	(35,793)	(100,242)	(53,172)
Total comprehensive income (loss)	(10,169)	(6,646)	(9,731)	174,209
Total comprehensive income attributable to
Shareholders of Amaya Inc.	(10,017)	(6,665)	(9,289)	174,190
Non-controlling interest	(152)	19	(442)	19
Total comprehensive income (loss)	(10,169)	(6,646)	(9,731)	174,209

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30,	As at December 31,
		2016	2015
U.S. dollars	Note	$000’s	$000’s (As adjusted – note 4, 9)
ASSETS
Current assets
Cash - operational		92,691	70,884
Cash - customer deposits	11	130,215	203,475
Total cash and cash equivalents		222,906	274,359
Restricted cash advances and collateral	10	152,376	—
Current investments		75,615	67,539
Current investments - customer deposits	11	237,837	240,044
Total current investments		313,452	307,583
Accounts receivable		77,437	71,642
Inventories		584	755
Prepaid expenses and deposits		23,295	30,734
Income tax receivable		26,005	26,972
Derivatives	13	—	13,485
Total current assets		816,055	725,530
Non-current assets
Restricted cash advances and collateral	10	46,610	118,169
Prepaid expenses and deposits		21,635	21,794
Investments in associates		7,180	10,734
Long-term accounts receivable		7,614	—
Long-term investments		6,950	9,462
Promissory note		8,392	7,700
Property and equipment		42,853	47,092
Investment tax credits receivable		2,021	1,410
Deferred income taxes		142	302
Goodwill and intangible assets		4,623,345	4,701,354
Total non-current assets		4,766,742	4,918,017
Total assets		5,582,797	5,643,547
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		108,787	140,295
Other payables	14	76,414	89,454
Provisions	18	410,542	17,891
Customer deposits	11	368,052	443,519
Income tax payable		23,984	28,876
Current maturity of long-term debt	12	64,318	32,889
Derivatives	13	5,845	18,723
Total current liabilities		1,057,942	771,647
Non-current liabilities
Other payables	14	—	569
Long-term debt	12	2,386,440	2,436,538
Provisions	18	10,930	388,007
Derivatives	13	87,398	6,102
Deferred income taxes		19,677	20,778
Total non-current liabilities		2,504,445	2,851,994
Total liabilities		3,562,387	3,623,641
EQUITY
Share capital	15	1,862,429	1,571,400
Reserves	16	(100,072)	280,964
Retained earnings		257,097	166,144
Equity attributable to the owners of Amaya Inc.		2,019,454	2,018,508
Non-controlling interest		956	1,398
Total equity		2,020,410	2,019,906
Total liabilities and equity		5,582,797	5,643,547

See accompanying notes.

Approved and authorized for issue on behalf of the Board on November 14, 2016.

(Signed) “Divyesh (Dave) Gadhia”, Director	(Signed) “David Lazzarato”, Director
Divyesh (Dave) Gadhia, Chairman of the Board	David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30, 2016 and 2015

	Share Capital
U.S. dollars	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 16) $000’s	Retained Earnings/ (Deficit) $000’s	Equity attributable to the owners of Amaya Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2015	132,844,341	1,139,356	887,598	688,694	298,540	(44,512)	1,830,320	—	1,830,320
Net earnings	—	—	—	—	—	227,362	227,362	19	227,381
Other comprehensive loss	—	—	—	—	(53,172)	—	(53,172)	—	(53,172)
Total comprehensive income (loss)	—	—	—	—	(53,172)	227,362	174,190	19	174,209
Issue of Common Shares in relation to exercised warrants	713,264	—	2,456	—	(351)	—	2,105	—	2,105
Issue of Common Shares in relation to exercised employee stock options	675,136	—	3,158	—	(719)	—	2,439	—	2,439
Conversion of Preferred Shares	4,592	(107)	98	(98)	—	—	—	—	—
Share repurchase	(1,455,300)	—	(8,166)	—	(28,142)		(36,308)		(36,308)
Stock-based compensation	—	—	—	—	11,323	—	11,323	—	11,323
Deferred income taxes in relation to share issuance costs	—	—	(1,686)	(4,210)	—	—	(5,896)	—	(5,896)
Non-controlling interest	—	—	—	—	—	—	—	1,222	1,222
Balance – September 30, 2015 (As restated– note 4, 9)	132,782,033	1,139,249	883,458	684,386	227,479	182,850	1,978,173	1,241	1,979,414

Balance – January 1, 2016	133,426,193	1,139,249	887,014	684,386	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	90,953	90,953	(442)	90,511
Other comprehensive loss	—	—	—	—	(100,242)	—	(100,242)	—	(100,242)
Total comprehensive income (loss)	—	—	—	—	(100,242)	90,953	(9,289)	(442)	(9,731)
Issue of Common Shares in relation to exercised warrants	11,266,575	—	290,175	—	(288,981)	—	1,194	—	1,194
Issue of Common Shares in relation to exercised employee stock options	267,909	—	854	—	(209)	—	645	—	645
Stock-based compensation	—	—	—	—	8,396	—	8,396	—	8,396
Balance – September 30, 2016	144,960,677	1,139,249	1,178,043	684,386	(100,072)	257,097	2,019,454	956	2,020,410

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
		2016	2015
		$000’s	$000’s
U.S. dollars			(As restated – note 4, 9)
Operating activities
Net earnings		90,511	227,381
Interest accretion		26,574	51,382
Unrealized (gain) loss on foreign exchange		(21,103)	2,867
Depreciation of property and equipment		6,109	8,764
Amortization of intangible assets		93,573	92,700
Amortization of deferred development costs		3,346	751
Stock-based compensation		8,396	11,323
Gain on discontinued operations, net of tax		—	(289,520)
Loss on retirement of debt		—	28,483
Impairment of intangible assets and associates		7,285	15,519
Realized gain on investments		(634)	(7,624)
Unrealized loss on investments		7,233	13,579
Earnings (loss) from associates		(644)	617
Gain on sale of subsidiary		—	(5,352)
Income tax expense recognized in net earnings		4,078	13,459
Income taxes paid		(9,164)	(13,849)
Interest expense		99,085	127,461
Dormant accounts recognized as revenue		(3,160)	(5,490)
Other		561	946
Changes in non-cash operating elements of working capital		(33,924)	47,134
Customer deposit liability movement		(76,481)	(60,457)
Net cash inflows from operating activities		201,641	260,074
Financing activities
Issuance of capital stock in relation with exercised warrants		1,194	2,105
Issuance of capital stock in relation with exercised employee stock options		645	2,439
Repurchase of treasury shares		—	(36,308)
Interest paid		(99,938)	(156,591)
Repayment of premium on long-term debt		—	(28,483)
Repayment of long-term debt		(40,455)	(553,583)
Net cash outflows from financing activities		(138,554)	(770,421)
Investing activities
Additions in deferred development costs		(14,916)	(16,592)
Additions to property and equipment		(5,265)	(13,232)
Acquired intangible assets		(6,623)	(3,067)
Purchase of investments		(6,631)	(36,365)
Proceeds from sale of subsidiary		—	471,811
Cash disposed of in discontinued operations		—	(9,186)
Cash outflows into restricted cash advances and collateral	10	(80,231)	(55,609)
Settlement of minimum revenue guarantee		(14,230)	(5,138)
Acquisition of subsidiaries		(5,297)	—
Other		—	(98)
Sale of investments utilizing customer deposits		14,623	51,995
Net cash inflows (outflows) from investing activities		(118,570)	384,519
Decrease in cash and cash equivalents		(55,483)	(125,828)
Cash and cash equivalents – beginning of period		274,359	366,738
Unrealized foreign exchange difference on cash and cash equivalents		4,030	6,581
Cash and cash equivalents - end of period		222,906	247,491

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at September 30, 2016, Amaya had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations as a result of the divestiture of its Business-to-Business (“B2B”) assets during the year ended December 31, 2015, Amaya no longer operates its former B2B business, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide.

Amaya’s B2C operations operate globally and conduct its principal activities from its headquarters in the Isle of Man. The Corporation owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour).

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market, each under the symbol “AYA”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2015 and related notes contained therein (the “2015 Financial Statements”) with the exception of its presentation currency which was changed from the Canadian dollar to the U.S. dollar. For a discussion on the change in presentation currency refer to the “Change in presentation currency” note below. These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2015 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars and references to “GBP” are to Great Britain Pound Sterling. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine month periods ended September 30, 2016. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2016 (and beginning with the three months ended March 31, 2016), the Corporation changed its presentation currency in the unaudited interim condensed consolidated financial statements from the Canadian dollar to the U.S. dollar. The change in presentation currency was made as the Corporation believes that this change will reduce the impact of movements in exchange rates on reported results and provide shareholders with a more accurate reflection of the Corporation’s underlying performance. In making the change to a U.S. dollar presentation currency, the Corporation applied the change retrospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, as if the new presentation currency had always been the Corporation's presentation currency.

The financial statements for all periods presented herein have been translated to a U.S. dollar presentation currency. For comparative balances, assets and liabilities were translated into the presentation currency at the closing rate of exchange at the reporting date for those financial periods, and income and expenses were translated into the presentation currency using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Non U.S. dollar cash flows were translated into U.S. dollars using the average rates of exchange over the relevant period, and share capital and reserves were translated at the historical rates prevailing on the date of each relevant transaction. Exchange rate differences arising on translation to the presentation currency were recognized in the foreign currency translation reserve in shareholders’ equity.

The exchange rates used were as follows:

CDN $/$ exchange rate	Year ended December 31,	Nine Months Ended September 30,
	2015	2015
Closing rate	1.3840	1.3345
Average rate	1.2785	1.2598

5.CHANGE IN ACCOUNTING ESTIMATE

During the nine months ended September 30, 2016, the Corporation determined that it was necessary to accelerate the amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform reducing the remaining life from 39 to 24 months. Although the software will no longer be used, the Corporation determined that there is value in preventing its use by others. This change in accounting estimate results in an increase in amortization of intangibles expense from approximately $11.28 million to approximately $18.10 million each year through to April 2018.

6.	SEGMENTED INFORMATION

For the three and nine months ended September 30, 2016 and 2015, after accounting for discontinued operations, the Corporation had one reportable segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmented net earnings from continuing operations for the three months ended September 30, 2016:

	Three Months Ended September 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	196,849	64,200	9,632	270,681	165	270,846
Selling				(36,720)	(239)	(36,959)
General and administrative				(121,491)	(13,185)	(134,676)
Financial				(46,968)	(2,187)	(49,155)
Gaming duty				(26,829)	—	(26,829)
Acquisition-related costs				—	—	—
Gain (loss) from investments				367	(11,424)	(11,057)
Loss from associates				—	(47)	(47)
Net earnings (loss) from continuing operations before income taxes				39,040	(26,917)	12,123
Income taxes				(385)	(15)	(400)
Net earnings (loss) from continuing operations				39,425	(26,902)	12,523

Other segmented information
Depreciation & amortization				35,299	146	35,445
Bad debt				683	—	683
Total Assets				5,508,810	73,987	5,582,797
Total Liabilities				3,529,888	32,499	3,562,387

Segmented net earnings from continuing operations for the three months ended September 30, 2015:

	Three months ended September 30, 2015 (As restated - note 4, 9)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	199,464	37,909	9,729	247,102	225	247,327
Selling				(34,473)	(664)	(35,137)
General and administrative				(121,115)	(27,378)	(148,493)
Financial				(53,399)	(896)	(54,295)
Gaming duty				(30,468)	—	(30,468)
Acquisition-related costs				(91)	—	(91)
Gain on sale of subsidiary				—	5,352	5,352
Loss from investments				(1,150)	(13,551)	(14,701)
Loss from associates				(407)	—	(407)
Net earnings (loss) from continuing operations before income taxes				5,999	(36,912)	(30,913)
Income taxes				1,340	2,185	3,525
Net earnings (loss) from continuing operations				4,659	(39,097)	(34,438)

Other segmented information
Depreciation & amortization				31,749	191	31,940
Bad debt				(247)	(45)	(292)
Total Assets				5,543,074	84,685	5,627,759
Total Liabilities				3,589,277	59,069	3,648,346

Segmented net earnings from continuing operations for the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	628,845	183,929	32,082	844,856	602	845,458
Selling				(121,244)	(1,516)	(122,760)
General and administrative				(381,206)	(46,885)	(428,091)
Financial				(105,690)	4,348	(101,342)
Gaming duty				(83,682)	—	(83,682)
Acquisition-related costs				(199)	—	(199)
Loss from investments				(1,927)	(13,512)	(15,439)
Earnings from associates				—	644	644
Net earnings (loss) from continuing operations before income taxes				150,908	(56,319)	94,589
Income taxes				4,120	(42)	4,078
Net earnings (loss) from continuing operations				146,788	(56,277)	90,511

Other segmented information
Depreciation & amortization				102,589	439	103,028
Bad debt				2,950	169	3,119
Total Assets				5,508,810	73,987	5,582,797
Total Liabilities				3,529,888	32,499	3,562,387

Segmented net earnings from continuing operations for the nine months ended September 30, 2015:

	Nine months ended September 30, 2015 (As restated - note 4, 9)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	658,331	85,816	33,929	778,076	1,043	779,119
Selling				(123,780)	(1,525)	(125,305)
General and administrative				(360,176)	(52,328)	(412,504)
Financial				(145,327)	(685)	(146,012)
Gaming duty				(79,625)	—	(79,625)
Acquisition-related costs				(220)	—	(220)
Gain on sale of subsidiary				—	5,352	5,352
Loss from investments				(2,426)	(9,084)	(11,510)
Loss from associates				(617)	—	(617)
Net earnings (loss) from continuing operations before income taxes				65,905	(57,227)	8,678
Income taxes				4,987	8,484	13,471
Net earnings (loss) from continuing operations				60,918	(65,711)	(4,793)

Other segmented information
Depreciation & amortization				94,139	644	94,783
Bad debt				1,345	2,249	3,594
Total Assets				5,543,074	84,685	5,627,759
Total Liabilities				3,589,277	59,069	3,648,346

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each license or approval generating a minimum of 5% of total consolidated revenue, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation:

	Three Months Ended September 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	79,749	4,450	2	84,201	—	84,201
Malta	52,959	40,031	3	92,993	—	92,993
Italy	17,668	8,519	146	26,333	—	26,333
United Kingdom	13,261	2,799	86	16,146	—	16,146
Spain	10,826	5,825	153	16,804	—	16,804
France	10,016	886	133	11,035	—	11,035
Other licensed or approved jurisdictions	12,370	1,690	9,109	23,169	165	23,334
	196,849	64,200	9,632	270,681	165	270,846

	Three Months Ended September 30, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	80,585	5,436	—	86,021	—	86,021
Malta	52,935	23,802	—	76,737	—	76,737
Italy	18,034	2,840	146	21,020	—	21,020
United Kingdom	15,105	1,730	89	16,924	—	16,924
Spain	10,462	4,044	147	14,653	—	14,653
France	14,174	—	137	14,311	—	14,311
Other licensed or approved jurisdictions	8,169	57	9,210	17,436	225	17,661
	199,464	37,909	9,729	247,102	225	247,327

	Nine Months Ended September 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	251,190	10,666	2	261,858	—	261,858
Malta	173,247	119,931	3	293,181	—	293,181
Italy	57,699	21,346	447	79,492	—	79,492
United Kingdom	43,319	9,932	283	53,534	—	53,534
Spain	30,456	17,453	468	48,377	—	48,377
France	38,182	1,212	413	39,807	—	39,807
Other licensed or approved jurisdictions	34,752	3,389	30,466	68,607	602	69,209
	628,845	183,929	32,082	844,856	602	845,458

	Nine months ended September 30, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	268,958	10,515	—	279,473	—	279,473
Malta	178,365	53,992	—	232,357	—	232,357
Italy	60,406	4,045	458	64,909	—	64,909
United Kingdom	48,233	6,951	281	55,465	—	55,465
Spain	33,218	10,244	461	43,923	—	43,923
France	43,469	—	430	43,899	—	43,899
Other licensed or approved jurisdictions	25,682	69	32,299	58,050	1,043	59,093
	658,331	85,816	33,929	778,076	1,043	779,119

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at September 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Geographic Area
Canada	37,693	31,406
Isle of Man	4,599,713	4,693,965
Malta	—	673
Italy	54	61
United Kingdom	6,115	5,157
France	286	376
Other licensed or approved jurisdictions	22,337	16,808
	4,666,198	4,748,446

7.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016 $000’s	2015 $000’s	2016 $000’s	2015 $000’s
		(As restated – note 4, 9)		(As restated – note 4, 9)
Financial
Interest and bank charges	43,606	45,207	125,896	143,498
Foreign exchange	5,549	9,088	(24,554)	2,514
	49,155	54,295	101,342	146,012
General and administrative
Processor costs	13,826	13,202	40,938	43,519
Office	15,428	16,237	48,943	46,246
Salaries and fringe benefits	43,552	45,024	139,842	130,576
Research and development salaries	6,441	5,929	22,160	20,074
Stock-based compensation	1,978	3,543	8,396	11,323
Depreciation of property and equipment	2,119	1,995	6,109	5,575
Amortization of deferred development costs	1,207	115	3,346	350
Amortization of intangible assets	32,119	29,830	93,573	88,858
Professional fees	16,550	18,694	53,818	46,707
Impairment	527	14,234	7,285	15,519
Bad debt	683	(292)	3,119	3,594
Loss (gain) on disposal of assets	246	(18)	562	163
	134,676	148,493	428,091	412,504

Selling	36,959	35,137	122,760	125,305

Gaming duty	26,829	30,468	83,682	79,625

Acquisition-related costs
Professional fees	—	91	199	220
	—	91	199	220

8.	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per Common Share for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015 (As restated - note 4, 9)	2016	2015 (As restated - note 4, 9)
Numerator
Numerator for basic and diluted earnings per Common Share – net earnings (loss) from continuing operations	$12,675,000	$(34,457,000)	$90,953,000	$(4,812,000)
Numerator for basic and diluted earnings per Common Share – net earnings from discontinuing operations	$—	$63,585,000	$—	$232,174,000
Numerator for basic and diluted earnings per Common Share – net earnings	$12,675,000	$29,128,000	$90,953,000	$227,362,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	144,913,919	133,035,469	140,269,005	133,268,190

Effect of dilutive securities
Stock options	1,992,867	3,200,582	1,562,738	3,843,287
Warrants	224,933	12,833,806	—	13,185,441
Convertible Preferred Shares	52,885,194	49,878,066	52,034,652	49,059,184
Effect of dilutive securities	55,102,994	65,912,454	53,597,390	66,087,912
Dilutive potential for diluted earnings per Common Share	200,016,913	198,947,923	193,866,395	199,356,102
Basic earnings (loss) from continuing operations per Common Share	$0.09	$(0.26)	$0.65	$(0.04)
Diluted earnings (loss) from continuing operations per Common Share	$0.06	$(0.26)	$0.47	$(0.04)
Basic earnings from discontinued operations per Common Share	$—	$0.48	$—	$1.74
Diluted earnings from discontinued operations per Common Share	$—	$0.32	$—	$1.16
Basic earnings per Common Share	$0.09	$0.22	$0.65	$1.71
Diluted earnings per Common Share	$0.06	$0.15	$0.47	$1.14

9.	PRIOR PERIOD ADJUSTMENT

	Nine Months Ended September 30,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified) (A)	2015 $000’s (As restated) (B)	2015 $000’s
Revenues	779,119	—	—	779,119
Expenses
Selling	125,305	—	—	125,305
General and administrative	412,504	—	—	412,504
Financial	143,408	—	2,604	146,012
Gaming duty	79,625	—	—	79,625
Acquisition-related costs	220	—	—	220
Total expenses	761,062	—	2,604	763,666
Gain on sale of subsidiary	5,352	—	—	5,352
Loss from investments	(11,510)	—	—	(11,510)
Loss from associates	(617)	—	—	(617)
Net earnings from continuing operations before income taxes	11,282	—	(2,604)	8,678
Current income taxes	4,319	(4,319)	—	—
Deferred income taxes	15,048	(15,048)	—	—
Income taxes	—	19,367	(5,896)	13,471
Net earnings from continuing operations	(8,085)	—	3,292	(4,793)
Net earnings from discontinued operations (net of tax)	232,174	—	—	232,174
Net earnings	224,089	—	3,292	227,381

	Three Months Ended September 30,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified) (A)	2015 $000’s (As restated) (B)	2015 $000’s
Revenues	247,327	—	—	247,327
Expenses
Selling	35,137	—	—	35,137
General and administrative	148,493	—	—	148,493
Financial	51,691	—	2,604	54,295
Gaming duty	30,468	—	—	30,468
Acquisition-related costs	91	—	—	91
Total expenses	265,880	—	2,604	268,484
Gain on sale of subsidiary	5,352	—	—	5,352
Loss from investments	(14,701)	—	—	(14,701)
Loss from associates	(407)	—	—	(407)
Net loss from continuing operations before income taxes	(28,309)	—	(2,604)	(30,913)
Current income taxes	941	(941)	—	—
Deferred income taxes	8,480	(8,480)	—	—
Income taxes	—	9,421	(5,896)	3,525
Net loss from continuing operations	(37,730)	—	3,292	(34,438)
Net earnings from discontinued operations (net of tax)	63,585	—	—	63,585
Net earnings	25,855	—	3,292	29,147

(A)

The Corporation combined current and deferred income taxes in the unaudited interim condensed consolidated statement of earnings into one line item called “Income taxes”. This reclassification had no impact on the total earnings of the Corporation.

(B)

The Corporation restated the three month and nine month periods ended September 30, 2015 in connection with the net investment hedge which was undesignated upon the Refinancing (as defined below) on August 12, 2015. This restatement reflects the portion of the losses in the consolidated statement of earnings that was previously recorded in the consolidated statements of comprehensive income for the three and nine month periods ended September 30, 2015 arising from the translation of the USD-denominated liabilities that were undesignated.

(C)

The Corporation restated the three month and nine month periods ended September 30, 2015 for the recognition of a future income tax recovery (and a charge to Equity) following the divestiture of B2B assets in the three month period ended September 30, 2015, which was not previously recognized.

The following table illustrates the reclassification of certain items in the unaudited interim condensed consolidated statement of cash flows for customer deposits:

	Nine Months Ended September 30,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified)	2015 $000’s
Adjustment to operating activities
Changes in non-cash operating elements of working capital	(13,323)	60,457	47,134
Customer deposit liability movement	—	(60,457)	(60,457)
	(13,323)	—	(13,323)
Adjustment to investing activities
Purchase of investments	15,630	(51,995)	(36,365)
Sale of investments utilizing customer deposits	—	51,995	51,995
	15,630	—	15,630

The Corporation separated Cash into two line items, “Cash – operational” and “Cash - customer deposits”, in the unaudited interim condensed statement of financial position.  Cash – operational presents cash that is available for use by the Corporation for operations whereas Cash – customer deposits presents cash that is only available to the Corporation to cover its customer deposit liability.

The Corporation also separated Current investments into two line items, “Current investments” and “Current investments – customer deposits”, in the unaudited interim condensed statement of financial position.  Current investments presents current investments (i.e., short term, highly liquid investments) held by the Corporation and that the Corporation may liquidate to use for operations whereas Current investments – customer deposits presents current investments held by the Corporation and that the Corporation may only liquidate to cover its customer deposit liability (whether directly or by adding the proceeds to Cash – customer deposits).

As a result of these reclassifications, the Corporation also (i) reclassified the sale of current investments relating to customer deposits from “Purchases of investments” in the investing activities section of the unaudited interim condensed statement of cash flows to its own line item titled “Sale of investments utilizing customer deposits” within the investing activities section of the same statement, and (ii) reclassified the customer deposit liability movements from net working capital to its own line item titled “Customer deposit liability movement”. These reclassifications had no impact on the total cash flow change.

10.	RESTRICTED CASH ADVANCES AND COLLATERAL

Restricted cash advances and collateral held by the Corporation consists of the following components:

	As at September 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Guarantees in connection with licenses held	10,492	5,277
Funds in connection with hedging contracts	5,337	2,000
Funds in excess of working capital requirements set aside for deferred payment *	143,157	110,892
Cash portion of Kentucky Bond Collateral **	40,000	—
Restricted cash advances and collateral – total	198,986	118,169
Restricted cash advances and collateral – current portion	152,376	—
Restricted cash advances and collateral – non-current portion	46,610	118,169

*

The purchase price for the Corporation’s acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited (“Oldford Group”)) and its subsidiaries and affiliates (collectively with Oldford Group, “Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”) included a $4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of $400 million, payable on February 1, 2017. The Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow as defined under the credit agreements governing the First Lien Term Loans and USD Second Lien Term Loan (see note 12).

**

For the nine months ended September 30, 2016, $40 million of restricted cash was collateralized as part of the Kentucky Bond Collateral (as defined below; see note 18) and now appears in Cash portion of Kentucky Bond Collateral.

11.	CUSTOMER DEPOSITS

The Corporation holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the unaudited interim condensed consolidated statements of financial position under Cash - customer deposits and Current investments – customer deposits and includes cash and short term, highly liquid investments. Customer deposits are segregated as follows:

	As at September 30,	As at December 31,
	2016	2015
	$000's	$000's
Cash - customer deposits	130,215	203,475
Current investments - customer deposits	237,837	240,044
Total	368,052	443,519
Customer deposits liability	368,052	443,519

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds. At September 30, 2016, the Corporation had $368.05 million (December 31, 2015 - $443.52 million) in customer deposit liabilities.

Additionally, at September 30, 2016, the Corporation had $52.99 million (December 31, 2015 - $41.66 million) in “customer coins”, which are included in “other payables” under current liabilities in the unaudited interim condensed consolidated statements of financial position (see note 14).

12.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at September 30, 2016 and December 31, 2015 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	September 30, 2016, Principal outstanding balance in local denominated currency	September 30, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount
		$000’s	$000’s	$000’s	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,026,227	1,968,603	2,041,616	1,978,764
EUR First Lien Term Loan	5.25%	286,869	316,992	289,048	307,583
USD Second Lien Term Loan	8.00%	210,000	165,163	210,000	161,524
CDN 2013 Debentures	7.50%	—	—	30,000	21,556
Total long-term debt			2,450,758		2,469,427
Current portion			64,318		32,889
Non-current portion			2,386,440		2,436,538

During the three months ended September 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	24,365	2,824	27,189
EUR First Lien Term Loan	5.68%	4,329	269	4,598
USD Second Lien Term Loan	13.26%	4,293	1,262	5,555
CDN 2013 Debentures	14.10%	—	—	—
Total		32,987	4,355	37,342

During the three months ended September 30, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's (As adjusted - note 4)	Interest Accretion $000's (As adjusted - note 4)	Total Interest $000's (As adjusted - note 4)
USD First Lien Term Loan	5.79%	22,472	2,968	25,440
EUR First Lien Term Loan	5.97%	3,700	119	3,819
USD Second Lien Term Loan	9.07%	9,868	1,131	10,999
USD Senior Facility	9.90%	—	—	—
USD Mezzanine Facility	16.16%	—	—	—
CDN 2013 Debentures	14.10%	181	355	536
Total		36,221	4,573	40,794

During the nine months ended September 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	72,358	5,266	77,624
EUR First Lien Term Loan	5.68%	12,881	1,021	13,902
USD Second Lien Term Loan	13.26%	12,788	3,638	16,426
CDN 2013 Debentures	14.10%	—	125	125
Total		98,027	10,050	108,077

During the nine months ended September 30, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's (As adjusted - note 4)	Interest Accretion $000's (As adjusted - note 4)	Total Interest $000's (As adjusted - note 4)
USD First Lien Term Loan	5.79%	61,883	8,233	70,116
EUR First Lien Term Loan	5.97%	9,609	733	10,342
USD Second Lien Term Loan	9.07%	42,046	3,312	45,358
USD Senior Facility	9.90%	9,349	1,891	11,240
USD Mezzanine Facility	16.16%	2,614	18,852	21,466
CDN 2013 Debentures	14.10%	1,582	1,058	2,640
Total		127,083	34,079	161,162

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	70,828	80,657	20,519	20,519	1,833,704
EUR First Lien Term Loan	11,275	12,840	3,266	3,266	291,905
USD Second Lien Term Loan	—	—	—	—	210,000
Total	82,103	93,497	23,785	23,785	2,335,609

(a)	First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing, the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to $2.04 billion and the EUR First Lien Term Loan increased to €289 million. The applicable interest rates remained the same.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016. Notwithstanding, during the three months ended June 30, 2016 the Corporation revised its estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans over the next five years.

The agreement for the First Lien Term Loans restricts Amaya Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to $210 million. The applicable interest rate remained the same.

(b)Senior Facility

On May 15, 2014, a former subsidiary of the Corporation, Cadillac Jack Inc. (“Cadillac Jack”) obtained an incremental $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “USD Senior Facility”). The USD Senior Facility was to mature over a five-year term from the closing date and was secured by the stock and the assets of the subsidiary. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Senior Facility on May 29, 2015.

(c)Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “USD Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of the subsidiary, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The USD Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Mezzanine Facility on May 29, 2015.

The repayment of the USD Senior Facility and USD Mezzanine Facility resulted in the Corporation repaying approximately $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the USD Senior Facility and USD Mezzanine Facility.

(d)	2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “CDN 2013 Debentures”) and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

13.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position.

Derivative instruments without hedge accounting

As at September 30, 2016, the Corporation has multiple forward foreign exchange contracts outstanding to purchase USD for Euros and buy GBP for USD. These economic hedges are intended to mitigate the impact of the fluctuation of both the USD to Euro and USD to GBP exchange rates on foreign currency liabilities.

For the three months ended September 30, 2016, the Corporation recognized a realized loss in income of $952,000 (2015 – nil) and an unrealized loss in income of $547,000 (2015 – 1.55 million).

For the nine months ended September 30, 2016, the Corporation recognized a realized gain in income of $1.83 million (2015 –1.32 million) and an unrealized loss in income of $5.84 million (2015 – unrealized loss of $1.55 million).

Net investment hedge accounting

The Corporation has designated the entire principal amount of the USD Second Lien Term Loan and its USD deferred consideration (i.e., the deferred purchase price for its B2C business) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains or losses arising from the translation of the USD-denominated liabilities that is determined to be an effective hedge is recognized in other comprehensive income, counterbalancing a portion of the gains or losses arising from translation of the Corporation’s net investment in its foreign operations.

During the three and nine months ended September 30, 2016, the Corporation recorded an unrealized exchange gain on translation of $6.82 million (2015 – $1.23 million) and an unrealized exchange loss of $6.29 million (2015 – $432,000), respectively, in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such USD deferred consideration.

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC, the operator of the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded as at September 30, 2016 at the present value of $5.52 million (December 31, 2015 - $5.29 million).

In connection with the October 20, 2015 acquisition of the assets of Linicom Ltd. (formerly known as Amaya Innovation Ltd), the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded as at September 30, 2016 at the present value of $849,000 (December 31, 2015 - $815,000).

The following table summarizes the fair value of derivatives as at September 30, 2016 and the change in fair value for the nine months ended September 30, 2016:

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—
Unrealized gain in fair value	4,012	9,473	13,485
Total derivative asset as at December 31, 2015 (As adjusted - note 4)	4,012	9,473	13,485
Unrealized loss in fair value	(4,012)	(9,737)	(13,749)
Translation	—	264	264
Total derivative asset as at September 30, 2016	—	—	—

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—	—
Unrealized loss in fair value	2,184	16,539	—	18,723
Derivatives granted on acquisitions	—	—	6,102	6,102
Total derivative liability as at December 31, 2015 (As adjusted - note 4)	2,184	16,539	6,102	24,825
Unrealized loss in fair value	3,661	63,430	—	67,091
Accretion	—	—	262	262
Translation	—	1,065	—	1,065
Total derivative liability as at September 30, 2016	5,845	81,034	6,364	93,243
Current portion	5,845	—	—	5,845
Non-current portion	—	81,034	6,364	87,398

14.	OTHER PAYABLES

The Corporation’s other payables primarily comprise customer coins and certain Austria gaming duty as described below. The customer coins relate to loyalty programs operated by the B2C business for its customers, which involves awarding customer coins, i.e., loyalty points, based on amounts wagered and gameplay. The customer coins can be used to make a wide variety of purchases (including entry into tournaments) in lieu of cash or can be exchanged for cash. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future customer coin liability.

The Corporation recorded an amount for alleged gaming duty payable in Austria for a period from 2011 through 2015. The Corporation filed an appeal with the applicable Austrian courts on the basis of, among other arguments, the constitutionality of the gaming duty. However, based on internal and external local tax advice, to potentially mitigate any penalties and possible action by the Austrian tax authorities, the Corporation will pay the alleged gaming duty while such appeal is pending. The Corporation sent a notice of claim to the former owners of Oldford Group seeking indemnification under the merger agreement governing the Rational Group Acquisition in the amount of $21.76 million (€19.61 million), representing the amount of alleged gaming duty owed for pre-acquisition periods. Such notice of claim has since been initially disputed by the former owners’ representative and as such, there can be no assurance that the Corporation will recover the amount of alleged gaming duty owed from the former owners or otherwise. This amount has not been recorded in the financial statements.

	As at September 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Austria gaming duty	14,968	34,788
Customer coins	52,992	41,655
Brokerage account payable	7,507	7,099
Deferred payment	—	3,500
Bonuses payable to employees	947	2,412
Total current portion of other payable	76,414	89,454

The Corporation’s other long-term payables include the following:

	As at September 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Bonuses payable to employees	—	569
Total long term portion of other payables	—	569

15.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series.

During the nine months ended September 30, 2016:

•

the Corporation issued 11,266,575 Common Shares for cash consideration of $1.19 million as a result of the exercise of warrants. The exercised warrants were initially valued at $288.98 million using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to the warrants in reserves was reallocated to the Common Shares so issued.

•

the Corporation issued 267,909 Common Shares for cash consideration of $645,000 as a result of the exercise of stock options. The exercised stock options were initially valued at $209,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to the stock options in reserves was reallocated to the Common Shares so issued.

16.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2015 (As adjusted - note 4, 9)	304,430	8,111	(1,893)	(27,378)	13,646	—	1,624	298,540
Cumulative translation adjustments	—	—	—	81,580	—	—	—	81,580
Stock-based compensation	—	14,224	—	—	—	—	—	14,224
Exercise of warrants	(810)	—	—	—	—	—	—	(810)
Exercise of stock options	—	(1,188)	—	—	—	—	—	(1,188)
Realized gains	—	—	—	—	(8,909)	(43,898)	—	(52,807)
Unrealized losses	—	—	—	—	(17,019)	(7,059)	—	(24,078)
Purchases of treasury shares	—	—	(28,142)	—	—	—	—	(28,142)
Put liability (note 13)	—	—	—	—	—	(5,980)	—	(5,980)
Other	—	—	—	—	—	—	(375)	(375)
Balance – December 31, 2015 (As adjusted - note 4)	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	(106,114)	—	—	—	(106,114)
Stock-based compensation	—	8,396	—	—	—	—	—	8,396
Exercise of warrants	(288,981)	—	—	—	—	—	—	(288,981)
Exercise of stock options	—	(209)	—	—	—	—	—	(209)
Realized losses	—	—	—	—	2,181	67,222	—	69,403
Unrealized (losses) gains	—	—	—	—	9,083	(72,614)	—	(63,531)
Balance – September 30, 2016	14,639	29,334	(30,035)	(51,912)	(1,018)	(62,329)	1,249	(100,072)

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 3,395,568 additional Common Shares were reserved for issuance as at September 30, 2016. Pursuant to the terms of the Plans, this reserve cannot exceed 10% of the issued and outstanding Common Shares of the Corporation at any time. At September 30, 2016, the stock options represented 7.66% of the issued and outstanding Common Shares of the Corporation.

The following table provides information about outstanding stock options issued under the Plans:

	As at September 30, 2016
	Number of options	Weighted average exercise price CDN $
Beginning balance	12,000,819	CDN $20.69
Transactions during the period:
Issued	65,000	20.35
Exercised	(267,909)	3.22
Forfeited	(697,410)	26.82
Ending balance	11,100,500	CDN $20.73

During the three months ended September 30, 2016, the Corporation did not grant any stock options under the Equity Incentive Plan.

During the nine months ended September 30, 2016, the Corporation granted an aggregate of 65,000 stock options under the Equity Incentive Plan.

The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN $1.00 to $35.30 per share and have a weighted average contractual term of 4.67 years.

The weighted average share price of options exercised during the nine months ended September 30, 2016 was CDN $3.22 (December 31, 2015 – CDN $4.67).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices CDN $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price CDN $
1.00 to 4.20	1,926,350	0 to 3	1,926,350	1.00 to 4.20
4.24 to 35.05	3,271,200	3 to 5	1,926,500	4.24 to 35.05
16.00 to 35.30	5,902,950	5 to 7	996,488	16.00 to 35.30
	11,100,500	4.67	4,849,338	CDN $15.20

The Corporation recorded a compensation expense for the three and nine month periods ended September 30, 2016 of $1.98 million (September 30, 2015 - $3.54 million) and $8.40 million (September 30, 2015 – $11.32 million), respectively. As at September 30, 2016, the Corporation had $10.78 million of compensation expense related to the issuance of stock options to be recorded in future periods. Pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, the options granted under the Option Plan were extended in certain circumstances for an additional two years.

The stock options issued during the nine months ended September 30, 2016 and year ended December 31, 2015 were accounted for at their grant date fair value of $213,000 and $15.83 million, respectively, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2016	2015
Expected volatility	54%	54%
Expected life	4.75 years	3.75 to 6.25 years
Expected forfeiture rate	17%	0%-17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	CDN $ 20.35	CDN $ 26.40
Weighted average fair value of options at grant date	CDN $ 4.31	CDN $ 5.04

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX for the last 4.75 years. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at September 30, 2016:

	As at September 30, 2016
	Number of warrants	Weighted average exercise price CDN $
Beginning balance	15,274,584	5.14
Exercised	(11,273,902)	0.16
Expired	(682)	6.25
Ending balance	4,000,000	CDN $19.17

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price CDN $
May 15, 2014	May 15, 2024	4,000,000	19.17
		4,000,000	CDN $19.17

17.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate to their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of September 30, 2016 and December 31, 2015:

	As at September 30, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	55,222	55,222	—	—
Bonds - Available for sale	107,428	107,428	—	—
Convertible debentures - Fair value through profit/loss	6,819	—	6,819	—
Equity in quoted companies - Available for sale, Preferred Shares, fair value through profit/loss	143,983	130,364	—	13,619
Equity in private companies - Available for sale	6,950	—	—	6,950
Total financial assets	320,402	293,014	6,819	20,569

Derivatives	93,243	—	86,879	6,364
Provisions	392,172	—	—	392,172
Total financial liabilities	485,415	—	86,879	398,536

	As at December 31, 2015 (As adjusted - note 4)
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	57,340	57,340	—	—
Bonds - Available for sale	90,963	90,963	—	—
Convertible debentures- Fair value through profit/loss	12,261	4,952	7,309	—
Equity in quoted companies - Available for sale	147,019	128,802	—	18,217
Equity in private companies - Available for sale	9,462	—	—	9,462
Derivatives	13,485	—	13,485	—
Total financial assets	330,530	282,057	20,794	27,679

Derivatives	24,825	—	18,723	6,102
Provisions	375,393	—	—	375,393
Total financial liabilities	400,218	—	18,723	381,495

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of September 30, 2016 and December 31, 2015 are as follows:

	As at September 30, 2016
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Promissory note	8,392	—	—	8,392
Total financial assets	8,392	—	—	8,392

First Lien Term Loans	2,350,272	2,350,272	—	—
USD Second Lien Term Loan	211,182	211,182	—	—
Total financial liabilities	2,561,454	2,561,454	—	—

	As at December 31, 2015 (As adjusted - note 4)
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	7,700	—	—	7,700
Total financial assets	7,700	—	—	7,700

First Lien Term Loans	2,221,413	2,221,413	—	—
USD Second Lien Term Loan	209,475	209,475	—	—
2013 Debentures	21,676	21,676	—	—
Total financial liabilities	2,452,564	2,452,564	—	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Reconciliation of Level 3 fair values

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Equity	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2015 (As adjusted - note 4)	7,508	—
Acquisition through business divestiture	28,050	7,195
Purchases	505	—
Loss included in income from investments	(9,767)	—
Interest and accretion included in financial expenses	—	505
Unrealized gain included in other comprehensive income	1,383	—
Balance – December 31, 2015 (As adjusted - note 4)	27,679	7,700
Gain included in income from investments	(7,882)	—
Interest and accretion included in financial expenses	—	692
Purchases	11,782	—
Sales	(2,566)	—
Conversion of Level 3 instruments	(8,377)	—
Unrealized gain included in other comprehensive income	(67)	—
Balance – September 30, 2016	20,569	8,392

Level 3 Liability
$000’s
Balance – January 1, 2015	354,133
Accretion on deferred consideration	21,259
Issuance of put liability (note 13)	6,102
Balance – December 31, 2015 (As adjusted - note 4)	381,494
Accretion on deferred consideration	16,780
Accretion of put liability (note 13)	262
Balance – September 30, 2016	398,536

18.	PROVISIONS AND CONTINGENT LIABILITIES

The purchase price for the Rational Group Acquisition (i.e. the acquisition of the Corporation’s B2C business) included a deferred payment of $400 million. The current fair value of the deferred payment of $392.17 million (December 31, 2015 - $375.39 million) is recorded in Provisions. The fair value measurement has been calculated utilizing a discounted cash flow approach and categorized as a Level 3 within the fair value hierarchy. The amount was reclassed from long-term liabilities to current liabilities during the period to reflect the payment being due on February 1, 2017. If the Corporation fails to pay the entirety of the deferred payment when it becomes due (whether through the amounts deposited in the separate excess cash flow account or otherwise), then it must use commercially reasonable efforts to raise the balance of the deferred payment amount through the issuance of equity securities and subject to the terms of the applicable credit agreements and any amounts outstanding will accrue monthly interest for each month of delay equal to the product of such outstanding amount times either (i) the sum of 30 day LIBOR, plus 85 basis points for all months prior to the sixth-month anniversary of such failure to pay or (ii) the sum of 30 day LIBOR plus 135 basis points for all months after the sixth-month anniversary of such failure to pay (all as further detailed in the merger agreement). The sellers have agreed not to enforce or seek to enforce the deferred payment obligation or any amounts outstanding with respect thereto prior to the maturity or repayment of the debt incurred for the Rational Group Acquisition. The deferred payment may otherwise become due and payable upon a change of control (as such term is defined in the credit agreements). Notwithstanding the foregoing, the Corporation may elect to pay all or any portion of the deferred payment prior to its due date at a 6% annual discount rate, provided that any such prepayment must be at least $50 million. The Corporation’s current plans for financing the deferred payment are described below in note 19.

The Corporation recorded a provision of $5.38 million relating to an EBITDA support agreement entered into with Innova Gaming Group Inc. (TSX:IGG) in connection with its previously reported initial public offering  on May 5, 2015.

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business.

In particular, prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgement on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.  The Corporation believes the action is frivolous and will vigorously dispute the liability and therefore no provision has been recorded regarding this matter. On February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. The posting of the bond initially required the delivery of cash collateral in the amount of $35 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), thereby reducing the availability under the Corporation’s current first lien revolving credit facility to $70 million as of the date hereof. On April 15, 2016, the cash portion of the Kentucky Bond Collateral increased by an additional $5 million. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group. There can be no assurance that the Corporation will be successful in its defense or that any such amounts will be recovered or reimbursed by the former owners of the Oldford Group or otherwise.

In addition, there are also two currently pending class action complaints (one in the State of New Jersey, United States and one in Quebec, Canada) against the Corporation and certain other defendants, each of which were filed during the nine months ended September 30, 2016 and generally allege, among other things, that the Corporation violated certain securities laws by misrepresenting or failing to disclose information related to the charges made by the Autorité des marchés financiers against the former Chief Executive Officer and Chairman of the Board of Directors (the Quebec class action also alleges that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and its former Chief Executive Officer were in breach of its Code of Business Conduct) . The class actions seek damages stemming from losses that the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the class actions are without merit and intends to vigorously defend itself against them; however, there can be no assurance that the Corporation will be successful in its defense. No provision has been recorded regarding these matters.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has also received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to any such legal or regulatory notices, communications or actions for the nine months ended September 30, 2016.

19. SUBSEQUENT EVENTS

On November 14, 2016, the Corporation announced that it intends to prepay approximately $200 million of the $400 million deferred purchase price for the Rational Group Acquisition on or about November 18, 2016, subject to market, business and other conditions and considerations. To make such payment, the Corporation will use approximately $143 million of its required monthly excess cash flow deposits and approximately $57 million of unrestricted cash on its balance sheet. Such prepayment will be at a 6% annual discount rate and the Corporation expects to save approximately $2.5 million by making the prepayment. The balance of the deferred purchase price is due on February 1, 2017. As previously reported, the Corporation is pursuing various non-dilutive options to pay the balance of such deferred purchase price and expects to announce the same by the end of the current fiscal year.